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                                  UNITED STATES
(CHECK ONE):             SECURITIES AND EXCHANGE COMMISSION
    |_|  Form 10-K            WASHINGTON, DC 20549
    |_|  Form 20-F
    |_|  Form 11-K                 FORM 12B-25
    |X|   Form 10-Q
    |_|  Form N-SAR         NOTIFICATION OF LATE FILING

                           For Period Ended:   March 31, 2005
                                               ----------------
                           |_|  Transition Report on Form 10-K
                           |_|  Transition Report on Form 20-F
                           |_|  Transition Report on Form 11-K
                           |_|  Transition Report on Form 10-Q
                           |_|  Transition Report on Form N-SAR

                           For the Transition Period Ended:_____________________



          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION

                            NTN Communications, Inc.
________________________________________________________________________________
                             FULL NAME OF REGISTRANT

                                       N/A
________________________________________________________________________________
                            FORMER NAME IF APPLICABLE

                               5966 La Place Court
________________________________________________________________________________
            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                               Carlsbad, CA 92008
________________________________________________________________________________
                            CITY, STATE AND ZIP CODE
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________________________________________________________________________________

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         a) The reasons described in reasonable detail in Part III of this form could not be eliminated |X| ( without unreasonable effort or expense;
         b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if ( applicable.

________________________________________________________________________________

                              PART III -- NARRATIVE

________________________________________________________________________________

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The completion of the Company's internal control audit in late April delayed the completion of the quarterly closing and review process. Due to this delay and the limited financial resources available to the Company, the Company cannot, without unreasonable effort and expense, finalize its quarterly report on Form 10-Q for the quarter ended March 31, 2005, by the prescribed due date of May 10, 2005.

________________________________________________________________________________

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   JAMES B. FRAKES, CHIEF FINANCIAL
               OFFICER                      (760)                438-7400
   _______________________________      _____________       ___________________
                (NAME)                   (AREA CODE)         (TELEPHONE NUMBER)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Company is in the final stages of document compilation and review and will file its Form 10-Q on or before the 5th calendar day following the prescribed due date. The Company does not believe that the causes of the delay in filing its quarterly report will have a material effect on previously reported revenue, net operating loss, revenues or cash flows and will not result in a material adverse impact on previously report financial information.

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________________________________________________________________________________


                             NTN Communications Inc.
________________________________________________________________________________
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




     Date    May 11, 2005                 By       /s/    James B. Frakes
             ------------                          ----------------------------
                                                         James B. Frakes,
                                                      Chief Financial Officer